SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date May 24, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated May 24, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: May 24, 2005

Biotech Adds Mexico^s Third-Largest Pharmaceutical Group as Sucanon Distributor

Vancouver, B.C., May 24, 2005 - Robert Rieveley, the President of Biotech Holdings Ltd. (TSX.V: BIO; OTCBB: BIOHF) announced today that Biotech has delivered its first orders of Sucanon to one of Mexico^s largest pharmaceutical distributors, Grupo Marzam.

"I am pleased to announce that we have now delivered orders for Sucanon to Grupo Marzam distribution centers in several Mexican states. Grupo Marzam, with over $1 Billion US in sales in 2004, is Mexico^s third largest pharmaceutical distributor, serving 18,000 pharmacies through 12 distribution centers," Mr. Rieveley said.

"These orders are particularly important since Grupo Marzam will be placing Sucanon in pharmacies for the start of Sucanon national television marketing later this week. Adding Grupo Marzam^s distribution to our existing customers allows us to deliver Sucanon to all regions of Mexico and make Sucanon available to every Mexican who is concerned about Type II Diabetes symptoms," Mr. Rieveley said.

The following link provides more information on Grupo Marzam:

http://www.viewswire.com/index.asp?layout=display_article&doc_id=1028224102.

If you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: http://www.biotechltd.com/info.asp.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, visit Biotech^s website at www.biotechltd.com.

On behalf of the Board of Directors: /s/ Robert Rieveley, President and Director.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.